UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 15, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: a press release dated April 15, 2011 regarding Turkcell’s statement in response to the allegations concerning Fintur Holdings B.V., in which Turkcell has a minority ownership.

April 15, 2011

MEDIA NEWS REGARDING FINTUR HOLDINGS BV

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

The Turkish media has recently published news involving allegations with regards to KCell, a mobile operator in Kazakhstan. KCell is a subsidiary of our 41.45% owned subsidiary Fintur Holdings B.V. Below is our announcement pertaining to this news, based on the Circular VIII, No: 54 of  Turkey’s Capital Markets Board within the context of “the confirmation of news and speculations”:

The allegations concerning Fintur Holdings B.V., where Turkcell has minority ownership, were discussed within the Turkcell Board of Directors’ agenda on March 23, 2011. The Board members who represent Turkcell on Fintur Holdings B.V.’s Board of Directors have been assigned in an attempt to investigate the allegations.

The assigned Turkcell representatives have requested the initiation of the necessary assessment and investigation regarding these allegations during the Board of Directors meeting of Fintur Holdings B.V., again dated March 23, 2011.

In the event of any material development which needs to be publically disclosed, our Company will make the necessary announcements according to the Circular VIII, No: 54 of Turkey’s Capital Markets Board.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 15, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 15, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head